Exhibit 99.7

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. adopts Shareholder Rights Plan

OAKVILLE, ON, June 9 /CNW/ – Algonquin Power & Utilities Corp. (“APUC”) today announced that its Directors have adopted a Shareholder Rights Plan (the “Rights Plan”).

The Rights Plan was adopted by the Directors on June 9, 2010 and was adopted to ensure the fair treatment of shareholders in connection with any take-over offer for APUC, and to provide the Directors and shareholders with additional time to fully consider any unsolicited take-over bid. The Rights Plan will also provide the Directors more time to pursue, if appropriate, other alternatives to maximize shareholder value.

The Rights Plan is subject to regulatory approval and is subject to approval by shareholders at APUC’s annual and special meeting of shareholders, which will be held in Oakville on June 23, 2010. If approved by shareholders, the Rights Plan will have an initial term of 3 years.

APUC is not adopting the Rights Plan in response to any specific proposal to acquire control of APUC. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

The Rights Plan is not intended to prevent take-over bids, but to ensure their proper evaluation. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and remain open for not less than sixty days.

Under the Rights Plan, Rights have been issued and attached to all shares of APUC issued and outstanding as of the close of business on June 9, 2010. Rights will be issued upon any future issuance of any shares of APUC that occurs prior to the Separation Time (as defined in the Rights Plan).

In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the Rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional shares in APUC at a substantial discount to the market value at the time.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution assets in North America. APCo, APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

CAUTION REGARDING FORWARD LOOKING INFORMATION

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include including those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 15:22e 09-JUN-10